Exhibit 12(a)

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Nine Months Ended September 30, 2008	2007	2006	2005	2004	2003

Earnings(a)	7,243	12,914	11,522	9,555	9,219	7,255
Plus
Interest included in expense	19,104	22,588	17,688	13,895	10,907	9,770
One-third of rental expense(b)	269	337	307	301	279	247
Adjusted "earnings"	26,616	35,839	29,517	23,751	20,405	17,272

Fixed charges
Interest included in expense(c)	19,104	22,588	17,688	13,895	10,907	9,770
Interest capitalized	48	80	77	72	37	23
One-third of rental expense(b)	269	337	307	301	279	247
Total fixed charges	19,421	23,005	18,072	14,268	11,223	10,040

Ratio of earnings to fixed charges	1.37	1.56	1.63	1.66	1.82	1.72

(a) Earnings before income taxes, minority interest and discontinued operations.

(b) Considered to be representative of interest factor in rental expense.

(c) Included interest on tax deficiencies.